UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-[  ]

In the Matter of

U.S. Bancorp Asset Management, Inc.

800 Nicollet Mall

Minneapolis, Minnesota 55402

U.S. Bancorp Investments, Inc.

60 Livingston Avenue

Saint Paul, Minnesota 55107

BTIG, LLC

350 Bush Street, 9th Floor

San Francisco, California 94104

U.S. Bancorp

800 Nicollet Mall

Minneapolis, Minnesota 55402

May 15, 2026

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT

OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE

PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Matthew Krush U.S. Bancorp 800 Nicollet Mall Minneapolis, MN 55402	Frederick Wertheim Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Dalia Blass Sullivan & Cromwell LLP 1700 New York Avenue NW Washington, DC 20006

Steven Druskin BTIG, LLC 350 Bush Street, 9th Floor San Francisco, California 94104		Scott A. Moehrke, P.C. Nicole Dornbusch Horowitz Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, IL 60654

This Application consists of _32_ pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —

In the Matter of

U.S. Bancorp Asset Management, Inc.

800 Nicollet Mall
Minneapolis, Minnesota 55402

U.S. Bancorp Investments, Inc.

60 Livingston Avenue

Saint Paul, Minnesota 55107

BTIG, LLC

350 Bush Street, 9th Floor

San Francisco, California 94104

U.S. Bancorp

800 Nicollet Mall
Minneapolis, Minnesota 55402

File No. 812-[ ]

: : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —

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I.	Introduction and Summary of Application

U.S. Bancorp Asset Management, Inc. (“USBAM”), U.S. Bancorp Investments, Inc. (“USBI”, and together with USBAM, the “Fund Servicing Applicants”), BTIG, LLC (“BTIG”, and collectively with the Fund Servicing Applicants, the “Applicants”), and, solely for the purposes of making the representations and agreeing to the conditions in this application (the “Application”) that apply to it, U.S. Bancorp (“USB”) respectfully submit this Application pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (ii) a permanent order exempting the Covered Persons (as defined below) from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in connection with the proceeding Securities and Exchange Commission v. BTIG, LLC.

On May 2, 2022, BTIG was enjoined from violating certain provisions of Regulation SHO as further described below. Although BTIG sought and received a Regulation D waiver from the Commission on account of the Judgment (as defined below), it did not seek an order pursuant to Section 9(c) as it did not (at the time of the Judgment) and currently does not serve as an investment adviser, depositor or principal underwriter to any registered investment company, employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or as principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end investment company, registered unit investment trust (“UIT”), or registered face-amount certificate company (“FACC”) (collectively, “Fund Servicing Activities”). USB and the Fund Servicing Applicants are not “affiliated persons” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) of BTIG.

On January 12, 2026, Condor Trading LP, the parent company of BTIG, USB, Project Falcon Merger Subsidiary L.P., a direct wholly owned subsidiary of USB, and CT Equity Rep, LLC entered into an Agreement and Plan of Merger (the “Transaction”). Upon the consummation of the Transaction, BTIG will become an indirect wholly owned subsidiary of USB and therefore an Affiliated Person of each Fund Servicing Applicant.

Although not affiliated with the Fund Servicing Applicants at the time the events underlying the Judgment occurred or at the time of the Judgment, upon the consummation of the Transaction, BTIG would become an Affiliated Person of USB pursuant to Sections 2(a)(3)(A) and 2(a)(3)(C) of the Act as a result of USB’s indirect ownership of more than five percent of the outstanding voting securities of, and control over, BTIG, and accordingly, BTIG would become an Affiliated Person of the Fund Servicing Applicants pursuant to Section 2(a)(3)(C) of the Act as a result of being under common control with the Fund Servicing Applicants. Therefore, to the extent that the Judgment operates to disqualify BTIG from serving in the capacities specified in Section 9(a) of the Act, Section 9(a)(3) will operate similarly to disqualify each of the Fund Servicing Applicants from serving in those capacities upon consummation of the Transaction. Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to any registered investment company, ESC, BDC, UIT or FACC for which a Covered Person currently provides, or may in the future provide, Fund Servicing Activities (collectively, the “Funds”).

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Other than the Fund Servicing Applicants, no existing company of which USB or BTIG is an Affiliated Person currently serves in any Fund Servicing Activities.

Applicants request that any relief granted by the Commission pursuant to this Application also apply, subject to the same terms and conditions specified in this Application, to any entity that may become an Affiliated Person of USB at any time in the future (together with the Applicants, the “Covered Persons”)1 with respect to any activity contemplated by Section 9(a) of the Act.2 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

II.	Background

A. Applicants

USB, an international banking and financial services corporation headquartered in Minneapolis, Minnesota, is a financial holding company and bank holding company under the Bank Holding Company Act of 1956, as amended. USB and its subsidiaries provide a full range of financial services, including lending and depository services, cash management, capital markets, and trust and investment management services. USB and its subsidiaries also engage in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.

USBAM, a Delaware corporation, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As of October 31, 2025, USBAM had approximately $420.4 billion of regulatory assets under management of which about $188.8 billion related to its advisory activities for the registered investment companies listed in Part 1 of Appendix A to the application. USBAM is a wholly owned subsidiary of USB.

USBI, a Delaware corporation, is a broker-dealer and FINRA member registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and an investment adviser registered under Advisers Act, as well as a municipal securities broker and a municipal securities dealer subject to the rules of the Municipal Securities Rulemaking Board. USBI serves as principal underwriter to each Fund listed in Part 2 of Appendix A to the application. USBI is a wholly owned subsidiary of USB.

BTIG, a Delaware limited liability company, is a broker-dealer and FINRA member registered under the Exchange Act. BTIG’s key business lines include institutional equity and fixed income sales and trading, investment banking, research and strategy, outsource trading, and prime brokerage.

[1]

BTIG is an Applicant, but does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person. See infra note 4 and accompanying text.

[2]	Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

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B. The Complaint, Judgment and Rule 506(d) Relief

On May 19, 2021, the Commission filed a complaint (the “Complaint”) in Securities and Exchange Commission v. BTIG, LLC Case No. 21-cv-4521 (S.D.N.Y.) (the “Action”) in the U.S. District Court for the Southern District of New York (the “District Court”), charging BTIG with violating Rules 200(g) and 203(b)(1) of Regulation SHO. The Complaint alleged the following: Regulation SHO regulates the short selling of securities and is designed, in part, to protect investors by restricting naked short selling and reducing failures to deliver. From December 2016 through July 2017, BTIG marked as “long” or “short exempt” over 90 equity sale orders from a single hedge fund customer in violation of Rule 200(g) of Regulation SHO. The customer had indicated that it was “long” the securities in question. BTIG’s customer was not “long” the shares of stock and was not “deemed to own” the shares of stock sold at the moment the sale orders were entered and was therefore “short” the stock at the time of each of those sale orders. Accordingly, BTIG should have marked its customer’s sale orders as “short.” BTIG was not entitled to simply rely on its customer’s representations concerning order marking and was obligated to independently verify that its customer was, in fact, long, before marking the trades. On each of these occasions, BTIG also failed to borrow and locate shares before executing these short sales. As a result of the relevant conduct, BTIG violated the order marking and locate requirements of Rules 200(g) and 203(b)(1) of Regulation SHO (the “Conduct”). Only a small fraction of BTIG’s equity trading and sales group’s hundreds of employees were involved with the single customer whose sale orders resulted in the Conduct.

After the filing of the Complaint, BTIG engaged in settlement discussions with the Staff of the Division of Enforcement and agreed to a settlement, under which BTIG submitted an executed written consent (the “Consent”). Pursuant to the Consent, BTIG consented to the entry of a final judgment, without admitting or denying the allegations in the Complaint (except as to jurisdiction). On May 2, 2022, the District Court entered a judgment in the Action (the “Judgment”), enjoining BTIG from violating Rules 200(g) and 203(b)(1) of Regulation SHO, 17 C.F.R. §§ 242.200(g) and 242.203(b)(1), under the Exchange Act. Furthermore, pursuant to the Judgment, BTIG was required to disgorge $315,048, pay $64,258 in prejudgment interest, and pay a civil penalty of $315,048. As a result of the Judgment, absent a grant of the requested Orders, BTIG currently is disqualified from serving in the capacities specified in Section 9(a)(2) of the Act.

On April 29, 2022, BTIG sought a waiver from the Commission against any disqualifying effects under Rule 506 of Regulation D as a result of the Judgment. On May 2, 2022, the Commission granted such waiver (the “Waiver”) on the condition that BTIG comply with the terms of the Judgment. A copy of the Waiver and BTIG’s application are attached as Exhibit A to this Application.

III.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT, or FACC, if the person:

by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser, municipal securities dealer, government securities broker, government securities dealer, [or] bank . . . or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

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Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . .

As noted above, although not affiliated with the Fund Servicing Applicants at the time that the events underlying the Judgment occurred or at the time of the Judgment, upon the consummation of the Transaction, BTIG would become an Affiliated Person of USB pursuant to Sections 2(a)(3)(A) and 2(a)(3)(C) of the Act as a result of USB’s indirect ownership of more than five percent of the outstanding voting securities of, and control over, BTIG, and, accordingly, BTIG would become an Affiliated Person of the Fund Servicing Applicants pursuant to Section 2(a)(3)(C) of the Act as a result of being under common control with the Fund Servicing Applicants. Therefore, to the extent that the Judgment operates to disqualify BTIG from serving in the capacities specified in Section 9(a) of the Act, Section 9(a)(3) will operate similarly to disqualify each of the Fund Servicing Applicants and any Covered Persons from serving in those capacities upon consummation of the Transaction.

Section 9(c) of the Act provides that: “[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [(i)] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [(ii)] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application.” In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had any involvement in the conduct that serves as the basis for the disqualification under Section 9(a) and whether such conduct has been remedied.3

IV.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert that, if the prohibitions of Section 9(a) apply because the requested Orders are not granted, and USB nonetheless were to consummate the Transaction, both of the Fund Servicing Applicants

[3]	See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

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would become barred from providing Fund Servicing Activities as a result of the Conduct by BTIG’s business that is wholly unrelated to any Fund Servicing Activities. Applicants assert that such a result would be against the public interest and protection of investors, and would be unduly and disproportionately severe to the Fund Servicing Applicants and USB. Indeed, the consequences would be so severe that USB and BTIG would not be able to consummate the Transaction, which inability in turn would have an unduly or disproportionately severe impact on all the Applicants and USB. The Applicants further assert that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption.

In support of this assertion, Applicants state the following:

A.	Absence of Any Connection Between the Misconduct and USB, the Fund Servicing Applicants and Fund Servicing Activities

The Conduct was confined solely to a small fraction of the employees in BTIG’s equity trading and sales group and occurred over eight years before the date of this Application, well before BTIG’s contemplated affiliation with USB and the Fund Servicing Applicants. As USB and the Fund Servicing Applicants are currently not affiliated with BTIG, none of the current or former directors, officers or employees of USB or the Fund Servicing Applicants had any involvement in the Conduct.

Assuming USB would consummate the Transaction without the grant of the requested Orders, the Fund Servicing Applicants would be barred under Section 9(a) from providing Fund Servicing Activities, and the effect on their respective businesses and employees, and the Funds and their shareholders, would be unduly severe. Each of the Fund Servicing Applicants has committed substantial capital and other resources to establishing expertise in advising the Funds and underwriting the securities of Funds with a view to continuing and expanding their businesses, which are considered strategically important. Moreover, the inability of the Fund Servicing Applicants to continue providing Fund Servicing Activities would result in the Funds and their shareholders (i) being deprived of the advisory or underwriting services that they have received for many years and (ii) potentially facing substantial costs, including costs related to identifying suitable successors, holding meetings of the Funds’ boards of directors, and soliciting shareholders to approve new advisory and/or underwriting agreements. Given the severity of these impacts, an express condition to closing the Transaction is that the Applicants receive relief under Section 9(c) of the Act. Absent the grant of Orders requested herein, the Applicants would not consummate the Transaction, which is strategically important to USB. If the Transaction does not close due to the failure to obtain the relief requested herein, USB will not achieve the anticipated strategic benefits associated with the consummation of the Transaction.

Moreover, the Conduct of BTIG that resulted in the Judgment was not related to any Fund Servicing Activities. Neither BTIG nor any of its affiliates has served, or currently serves, in the capacity of principal underwriter to any Funds. In addition, no directors, officers or employees of BTIG that were primarily involved in the Conduct have had any involvement in Fund Servicing Activities. Although immediately following the Transaction, the business and operations of BTIG are expected to be operated separately and distinctly from those of the Fund Servicing Applicants, BTIG may in the future merge into USBI, resulting in consolidated business and operations,

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including with respect to compliance functions. Barring USBI or such consolidated entity from providing any Fund Servicing Activities in the future as a result of misconduct that in no way relates to Fund Servicing Activities would be unduly and disproportionately severe.4 As further discussed below, the Commission investigated the relevant BTIG employees responsible for monitoring the representations of the customer whose sale orders resulted in the Conduct and ultimately determined not to charge any of these individuals.

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”5 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. Congress could not have foreseen that investment advisers and other service providers to investment companies would become disqualified after the fact by reason of them becoming Affiliated Persons of an entity that has a historical violation that is not related to any Fund Servicing Activities. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. Applicants do not believe that the statutory intent is served by forgoing the consummation of the Transaction as the charged violations do not relate in any way to the Funds’ current investment adviser or principal underwriter or Fund Servicing Activities. Therefore, Applicants submit that Section 9(a) should not operate to bar the Applicants from consummating the Transaction. In short, should the Commission not grant a waiver under the current circumstances, the impact would be unduly or disproportionately severe.

B.	The Limited Scope of Misconduct and the Remedial Steps that Were, and Continue to Be, Undertaken

The Conduct was of limited scope and duration. The Conduct involved trading by one BTIG customer, who has not been a customer of BTIG since August 2017, and pertained to only two issuers. The alleged Conduct concerned the accuracy of the sale order markings at the time the sales were ordered and the resulting failure to borrow or locate shares being sold short. Only a small fraction of BTIG’s equity trading and sales group’s hundreds of employees were involved with the single customer whose sale orders resulted in the Conduct. The Conduct involved nearly 160 million shares of stock in total, totaling more than $250 million in value, during a period where BTIG was executing trades for an average of 75 million shares per day with a notional value of over $1.8 billion per day across its equity trading department.

In the time since the Conduct occurred, BTIG has enhanced its training, employee education, compliance efforts, and trading supervisory procedures specifically in an effort to prevent any future Regulation SHO violations. BTIG’s remedial efforts in connection with the Conduct have been and will continue to be focused on all of the departments involved in the sale orders at issue in the Conduct.

[4]

Although BTIG does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person, the consolidated entity will be relying on the relief requested herein to provide Fund Servicing Activities and therefore will be a Covered Person.

[5]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

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As discussed above, in May 2022, the Commission granted BTIG the Waiver, based on a determination that BTIG had made a showing of good cause under Rule 506(d)(2)(ii) of Regulation D that it was not necessary under the circumstances to deny reliance on Rule 506 of Regulation D by reason of the entry of the Judgment. Since 2022, BTIG has fully complied with the condition of the Waiver and the terms of the Judgment, and also voluntarily taken further remedial actions. Beginning in 2022, BTIG introduced a new training module specific to Regulation SHO to be completed by its equity trading and sales department members, trading operations staff, prime brokerage staff, and trading compliance staff as part of its annual continuing education requirements.

C.	No Involvement of the Applicants’ Personnel

In furtherance of the foregoing, the Applicants state that: (i) none of the current or former directors, officers or employees of USB or the Applicants (other than certain current and former personnel of BTIG who were not, are not, and will not be involved in Fund Servicing Activities) had any involvement in the Conduct; (ii) no person who has been or who subsequently may be identified by USB or the Applicants or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct (other than certain current and former personnel of BTIG who were not, are not, and will not be involved in Fund Servicing Activities) will be an officer, director, or employee of USB, an Applicant, or of any Covered Person providing Fund Servicing Activities; (iii) no persons who otherwise were involved in the Conduct (other than certain current and former personnel of BTIG who were not, are not, and will not be involved in Fund Servicing Activities) have had, and will have any future, involvement in USB’s, the Applicants’, or Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (iv) because the directors, officers and employees of USB and the Fund Servicing Applicants did not engage in the Conduct, shareholders of the Funds were not affected any differently than if the Funds had received services from any other non-affiliated investment adviser or principal underwriter.

Accordingly, the Applicants believe that the conduct of the personnel of the Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a) for the Applicants.

D.	The SEC Has Previously Granted Section 9(c) Waivers Arising Out of Similar Conduct

The Commission has a long history of granting Section 9(c) waivers arising out of conduct that is not related to Fund Servicing Activities.6 In each of these instances, the SEC found that (i) the prohibitions of Section 9(a), as applied to the financial institution, would be unduly or disproportionately severe; and/or that (ii) the conduct was such as not to make it against the public interest or protection of investors for the SEC to grant a waiver from Section 9(a) of the Act.

[6]

See, e.g., Oppenheimer & Co. Inc. et al., Investment Company Act Release Nos. 35818 (Dec. 5, 2025) (notice and temporary order) and 35848 (Jan. 2, 2026) (permanent order); Deutsche Bank AG, et al., Investment Company Act Release Nos. 34025 (Sept. 24, 2020) (notice and temporary order) and 34053 (Oct. 20, 2020) (permanent order); Charles Schwab & Co. Inc. and Charles Schwab Investment Management, Inc., Investment Company Act Release Nos. 33157 (July 10, 2018) (notice and temporary order) and 33195 (Aug. 7, 2018) (permanent order); and Royal Bank of Canada, et al., Investment Company Act Release Nos. 31388 (Dec. 19, 2014) (notice and temporary order) and 31411 (Jan. 13, 2015) (permanent order).

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Notably, most precedents directly involve an affiliate of the applicants, whereas the Applicants herein require relief as a result of the Transaction.7 USB and the Fund Servicing Applicants have not engaged in any conduct that requires a Section 9 waiver, and the need for relief stems from the Transaction. The Commission’s prior Section 9(c) waivers demonstrate that the public interest would not be furthered by barring the Applicants from consummating the Transaction as a result of Conduct that has nothing to do with Fund Servicing Activities.

E.	The Applicants’ Prior 9(c) Orders

None of the Applicants nor any of their affiliates have previously applied for orders under Section 9(c).

F.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.

Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.

Neither the Applicants, USB, nor any of the other Covered Persons will employ any person to provide Fund Servicing Activities who previously has been or who subsequently may be identified by the Applicants or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.

Each Applicant, USB, and any other Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the requested Orders within 60 days of the date of the Permanent Order.

4.	The material terms of the Judgment will be complied with in all material respects.

5.

The Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the requested Orders and Judgment within 30 days of discovery of the material violation.

[7]

See, e.g., Credit Suisse Asset Management, LLC et al., Investment Company Act Release Nos. 34941 (June 7, 2023) (notice and temporary order) and 34956 (July 5, 2023) (permanent order); E. F. Hutton & Company Inc., et al., Investment Company Act Release Nos. 16401 (May 16, 1988) (notice and temporary order) and (June 30, 1989) (permanent order).

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G.	Conclusion

In conclusion, for the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Matthew Krush

U.S. Bancorp

800 Nicollet Mall

Minneapolis, Minnesota 55402

with copies to:

Frederick Wertheim

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Dalia Blass

Sullivan & Cromwell LLP

1700 New York Avenue, N.W., Suite 700

Washington, D.C. 20006

Steven Druskin

BTIG, LLC

350 Bush Street, 9th Floor

San Francisco, California 94104

Scott A. Moehrke, P.C.

Nicole Dornbusch Horowitz

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, IL 60654

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

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Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits B-1 through B-4 to this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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SIGNATURES

The Applicant named below has caused this Application to be duly signed on its behalf on May 15, 2026. The authorization required by Rule 0-2(c) under the Act is included in Exhibit B-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

U.S. BANCORP ASSET MANAGEMENT, INC.

By:	/s/ Eric J. Thole
Name:	Eric J. Thole
Title:	Chief Executive Officer and President

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The Applicant named below has caused this Application to be duly signed on its behalf on May 15, 2026. The authorization required by Rule 0-2(c) under the Act is included in Exhibit B-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

U.S. BANCORP INVESTMENTS, INC.

By:	/s/ James Whang
Name:	James Whang
Title:	President and Chief Executive Officer

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The Applicant named below has caused this Application to be duly signed on its behalf on May 15, 2026. The authorization required by Rule 0-2(c) under the Act is included in Exhibit B-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

BTIG, LLC

By :	/s/ Anton LeRoy
Name:	Anton LeRoy
Title:	Chief Executive Officer

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The Applicant named below has caused this Application to be duly signed on its behalf on May 15, 2026. The authorization required by Rule 0-2(c) under the Act is included in Exhibit B-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

U.S. BANCORP

By:	/s/ Stephen L. Philipson
Name:	Stephen L. Philipson
Title:	Vice Chair, Head of Wealth, Corporate, Commercial and Institutional Banking

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EXHIBIT A

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

May 2, 2022

Howard Schiffman

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington, DC 20005

Re:	SEC v. BTIG, LLC, Case No. 1:21-cv-04521 (S.D.N.Y., May 2, 2022) - Waiver of disqualification pursuant to Rule 506(d)(2)(ii) of Regulation D

Dear Mr. Schiffman:

This is in response to your letter dated April 29, 2022 (“Waiver Letter”), written on behalf of BTIG, LLC (“BTIG”) and constituting an application for a waiver of disqualification under Rule 506(d)(2)(ii) of Regulation D under the Securities Act of 1933 (“Securities Act”). In the Waiver Letter, BTIG requests relief from any disqualification that will arise as to BTIG under Rule 506 of Regulation D under the Securities Act as a result of the entry of a final judgment against BTIG on May 2, 2022 (the “Final Judgment”) in the United States District Court for the Southern District of New York relating to the complaint filed by the Commission on May 19, 2021 against BTIG in SEC v. BTIG, LLC, (Civil Action No. 1:21-cv-04521).

Assuming that BTIG complies with the Final Judgment, we have determined that BTIG has made a showing of good cause under Rule 506(d)(2)(ii) of Regulation D that it is not necessary under the circumstances to deny reliance on Rule 506 of Regulation D by reason of the entry of the Final Judgment. Accordingly, the relief requested in the Waiver Letter is hereby granted on the condition that BTIG complies with the terms of the Final Judgment. Any different facts from those represented in the Waiver Letter or BTIG’s failure to comply with the terms of the Final Judgment would require us to revisit our determination that good cause has been shown and could constitute grounds to revoke or further condition the waiver. The Commission reserves the right, in its sole discretion, to revoke or further condition the waiver under those circumstances.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Sincerely,

/s/

Tim Henseler
Chief, Office of Enforcement
Liaison
Division of Corporation Finance

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Schulte Roth&Zabel LLP 901 Fifteenth Street, NW, Suite 800 washington, DC 20005 202.729.7470 202.730.4520 fax www.srz.com
Howard Schiffman		Writer’s E-mail Address
202.729.7461		Howard.Schiffman@srz.com

April 29, 2022

BY E-MAIL

Timothy B. Henseler, Esq.

Chief, Office of Enforcement Liaison

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Securities and Exchange Commission v. BTIG, LLC

Case No. 21-cv-4521 (S.D.N.Y.)

Dear Mr. Henseler:

We submit this letter on behalf of our client, BTIG, LLC (“BTIG”), which is registered with the U.S. Securities and Exchange Commission (“Commission”) as a broker-dealer, in connection with the anticipated settlement of the above-captioned action (“Action”) by the Commission in the U.S. District Court for the Southern District of New York (“District Court”).

Pursuant to the terms of the settlement, it is anticipated that the District Court will enter a judgment in this Action (“Final Judgment”) enjoining BTIG from violating Rules 200(g) and 203(b)(1) of Regulation SHO, 17 C.F.R. §§ 242.200(g) and 242.203(b)(1), under the Securities Exchange Act of 1934 (“Exchange Act”). BTIG understands that the entry of the Final Judgment would disqualify it for five years from relying on exemptions pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended (“Securities Act) (“Rule 506” or “Regulation D”), if the Commission does not waive this disqualification. The Commission has the authority to waive the Rule 506 disqualification upon a showing of good cause that it is not necessary under the circumstances that the exemptions under Rule 506 be denied. For the reasons described below, BTIG respectfully requests that the Commission (or the Director of the Division of Corporation Finance, pursuant to the delegation of authority of the Commission) waive any disqualifications from relying on the exemptions under Rule 506 that would be applicable as a result of the entry of the Final Judgment against BTIG. This is BTIG’s first request for a waiver of the Regulation D exemption disqualification.

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I.	Background

BTIG is a broker-dealer and FINRA member registered under the Exchange Act. It is headquartered in San Francisco and has over 500 employees and 11 office locations in the United States. Its key business lines include institutional equity and fixed income sales and trading, investment banking, research and strategy, outsource trading, and prime brokerage. A meaningful portion of BTIG’s business concerns work with clients that are conducting private placement offerings that rely on Rule 506 exemptions, including in its investment banking business in raising capital for public and private companies and working as a compensated solicitor (in its role as a paid placement agent) for private investment fund clients.

The Commission filed a complaint in the Action on May 19, 2021 (“Complaint”). Since the filing of the Complaint, BTIG has engaged in settlement discussions with the Staff of the Division of Enforcement and has agreed to a settlement in principle, under which BTIG anticipates submitting an executed written Consent (“Consent”). Pursuant to the Consent, BTIG would consent to the entry of the Final Judgment, without admitting or denying the allegations in the Complaint (except as to jurisdiction).

The Complaint alleges the following: Regulation SHO regulates the short selling of securities and is designed, in part, to protect investors by restricting naked short selling and reducing failures to deliver. From December 2016 through July 2017, BTIG marked as “long” or “short exempt” 92 equity sale orders from a single hedge fund customer in an agency capacity in violation of Rule 200(g) of Regulation SHO, in reliance on its customer’s instructions that it was “long” the securities in question. BTIG’s customer was not “long” the shares of stock and was not “deemed to own” the shares of stock sold at the moment the sale orders were entered, and was therefore “short” the stock at the time of each of those sale orders. Accordingly, BTIG should have marked its customer’s sale orders as “short.” BTIG was not entitled to rely on its customer’s representations concerning order marking and was obligated to independently verify that its customer was, in fact, long, before marking the trades. On each of these occasions, BTIG also failed to borrow and locate shares before executing these short sales. As a result, BTIG violated the order marking and locate requirements of Rules 200(g) and 203(b)(1) of Regulation SHO (the “Alleged Misconduct”).

As indicated above, the Final Judgment would enjoin BTIG from violating Rules 200(g) and 203(b)(1) of Regulation SHO under the Exchange Act. Pursuant to the Final Judgment, BTIG would be required to disgorge $315,048, pay $64,258 in interest, and pay a civil penalty of $315,048.

II.	Discussion

Rule 506(d)(1) of Regulation D disqualifies certain covered persons from relying on the exemptions from the Securities Act registration provided by Rule 506 of Regulation D when such covered persons are, among other things, the subject of any order or judgement that restrains or enjoins such person from engaging in any conduct or practice in connection with the purchase or sale of any security or arising out of the conduct of the business of a broker-dealer.1

[1]	See 17 C.F.R. § 230.506(d)(1).

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The Commission has the authority to waive these disqualifications upon a showing of good cause that such disqualifications are not necessary under the circumstances.2 The Commission has delegated this authority to the Division of Corporation Finance (“Division”),3 but retains the authority to consider waiver requests and review actions taken pursuant to this delegated authority.

The Division’s “Waivers of Disqualification under Regulation A and Rules 505 and 506 of Regulation D” (“Policy Statement”) states that, in determining whether a party seeking a waiver has shown good cause that it is not necessary under the circumstances that the exemptions be denied, the focus of the analysis will be on how the identified misconduct bears on the applicants’ fitness to participate in exempt private or limited offerings of securities.4 The Policy Statement further states that the following factors will be considered when evaluating requests for waivers:

•	The nature of the violation and whether it involved the offer and sale of securities;

•	Whether the conduct involved a criminal conviction or scienter-based violation, as opposed to a civil or administrative non-scienter-based violation;

•	The party responsible for, and the duration of, the misconduct;

•	What remedial steps were taken; and

•	The impact on the issuer and third parties if the waiver is denied.

BTIG respectfully requests that the Commission or the Division waive any disqualifying effects that the Final Judgment will have. For the reasons described below, there is good cause for granting the requested waiver.

III.	Reasons for Granting the Waiver

A.	The Alleged Misconduct Involved the Offer and Sale of Securities.

The Alleged Misconduct involved the offer or sale of securities, as it involved the mismarking of equity sale orders and failure to meet the locate requirement for those orders.

[2]	See 17 C.F.R. § 230.506(d)(2)(ii).
[3]	See 17 C.F.R. § 200.30-1(c).
[4]	See U.S. Securities and Exchange Commission, Division of Corporation Finance, Waivers of Disqualification under Regulation A and Rules 505 and 506 of Regulation D (updated Mar. 13, 2015).

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B.	The Alleged Misconduct Was of Limited Duration.

The Alleged Misconduct involved trading by only one BTIG customer over fewer than seven months. The customer involved in the Alleged Misconduct is no longer a customer of BTIG and has not been since August 2017. In addition, although the SEC has alleged that 92 sale orders were mismarked and concerned nearly 160 million shares of stock, totaling $250 million in value, they all pertained to only two issuers, during a period where BTIG was executing trades for an average of 75 million shares per day with a notional value of over $1.8 billion per day across its equity trading department.

C.	The Alleged Misconduct Was Not Scienter-Based and Will Not Result in a Criminal Conviction.

The Final Judgment does not result in a criminal conviction, nor does the Alleged Misconduct implicate any scienter-based provisions of the federal securities laws. Every share BTIG’s customer ordered sold was actually delivered by the customer; the alleged violations concern the accuracy of the sale order markings at the time the sales were ordered.

D.	Responsibility for the Alleged Misconduct.

With respect to responsibility for the Alleged Misconduct, the Policy Statement asserts that the Division would consider, among other things: (i) whether the party seeking the waiver is the same as the party responsible for the misconduct or if an individual committed the misconduct and such individual continues to exert influence on the operations of the entity seeking the waiver; (ii) whether the misconduct reflects more broadly on the entity as a whole; (iii) whether warning signs were disregarded; (iv) whether the tone at the top of the party seeking the waiver condoned, encouraged or did not address the misconduct; and (v) whether actions or omissions by the party seeking the waiver or its affiliates obstructed the regulatory or law enforcement investigation.5

BTIG was responsible for the Alleged Misconduct. The Complaint does not allege that BTIG lacked proper or sufficient supervisory procedures. Further, we do not believe that the Alleged Misconduct reflects broadly on BTIG as a whole. The Alleged Misconduct concerned sale orders that were handled entirely by BTIG’s equity trading and sales group, and only a small fraction of that department’s hundreds of employees were involved with the single customer whose sale orders resulted in the Alleged Misconduct.6 None of the business departments that typically play a role in private placements involving Rule 506 exemptions played any role in connection with those sale orders or the Alleged Misconduct.

[5]	See id.
[6]

In anticipation that the Commission might seek disgorgement of commissions earned in connection with the Alleged Misconduct, BTIG recaptured a significant portion of the commissions that were paid to the individual sales trader for the sale orders at issue in the Alleged Misconduct.

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The Complaint does allege that BTIG ignored warning signs indicating that its customer was not “deemed to own” the shares at issue at the time the sale orders were placed, which led to BTIG’s allegedly improper marking of the sale orders. BTIG recognizes that the order marking and locate requirements under Regulation SHO provide important protections for investors and market stability. As such, while the investigation by the Commission of the Alleged Misconduct was ongoing, BTIG redoubled its efforts to ensure its compliance with Regulation SHO and has committed to continue those efforts moving forward, as discussed further below.

E.	Remedial Steps Were, and Continue to Be, Undertaken.

In the time since the Alleged Misconduct occurred, BTIG has voluntarily enhanced its training, employee education, compliance efforts, and trading supervisory procedures specifically to prevent any future Regulation SHO violations. BTIG’s remedial efforts in connection with the Alleged Misconduct have been and will continue to be focused on all of the departments involved in the sale orders at issue in the Alleged Misconduct.

Since the Alleged Misconduct occurred, BTIG has specifically discussed the Alleged Misconduct (and the resulting investigation and Action) with its equity trading and sales groups, trading operations staff, prime brokerage staff, and trading compliance staff as a learning experience and case study concerning BTIG’s obligations in marking orders under Regulation SHO, BTIG’s ability to rely on its customer’s representations, and the importance of maintaining market stability and the investor protections that Regulation SHO is intended to provide. Those discussions and learning have enhanced the firm’s and its employees’ understanding of Regulation SHO, the due diligence processes, and how to approach similar fact patterns.

In addition, since the Alleged Misconduct occurred, BTIG’s Compliance Department has reminded employees regarding BTIG’s obligations under Regulation SHO, particularly concerning “red flags” for certain trading patterns and the Regulation’s locate requirements. With respect to the former, on November 2, 2017, BTIG’s Compliance Department issued a reminder to its U.S. equity sales and trading groups and global portfolio trading group regarding facts and circumstances to monitor for in large sales activity and raise to Compliance’s attention, including where a customer encounters settlement issues or asks about extended settlement, as was the case for the customer involved in the Alleged Misconduct. With respect to Regulation SHO’s locate requirements, on March 11, 2020, BTIG’s Compliance Department reminded employees that for good-til-canceled and good-til-date short sale orders, they must get or confirm a locate on each trading day that order is open before the market opens. Similarly, BTIG’s Compliance Department advised its U.S. equity sales and trading groups, global portfolio trading group, and global options trading group on January 13, 2022, that, prior to executing a client short sale order, they must confirm that a locate has been secured and that blanket assurances from clients cannot satisfy the locate requirement.

BTIG also has voluntarily enhanced its trading written supervisory procedures following the Alleged Misconduct and the resulting investigation. On December 22, 2020, in response to the investigation of the Alleged Misconduct and BTIG’s own internal review, BTIG updated its existing procedures—which already called for its personnel to review weekly and monthly reports of clients who sold large amounts of individual issuers’ securities to flag uncharacteristic sales

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volumes for those securities and investigate further—to specify that such further investigation may include, but is not limited to, inquiring with the client as to how it obtained the securities and checking with BTIG’s Operations Department as to whether the client has had any settlement date failures in that security that could indicate a pattern of failures to deliver or other similar trading activity suggesting the sale orders may not be “long.” BTIG also has required the use of a form email for outreach to clients with large sales in low-priced securities to verify how and when the client initially acquired the shares. That email specifically highlights and requests details concerning the types of acquisitions by the customer involved in the Alleged Misconduct, and it requests details and documentation demonstrating that the client was long the stock that was sold.7

Finally, beginning in 2022, BTIG intends to introduce a new training module specific to Regulation SHO to be completed by its equity trading and sales department members, trading operations staff, prime brokerage staff, and trading compliance staff as part of its annual continuing education requirements.

F.	Denial of the Waiver Would Severely Negatively Impact BTIG and Third Parties.

In the absence of a waiver, BTIG would be disqualified from relying on the exemptions in Regulation D for five years. This would prevent BTIG from serving as a compensated solicitor in connection with its ongoing work as a broker-dealer for issuers who are themselves conducting transactions relying on Rule 506 exemptions.

BTIG’s ability to participate as a compensated solicitor in private placement transactions relying on Rule 506 exemptions is an ongoing and growing part of its business strategy, especially for its Investment Banking Department, Capital Introduction Department, and Placement Agent activity. A five-year disqualification of BTIG’s ability to participate in Rule 506 exempt transactions would have a negative impact on BTIG’s business and prospects and would harm BTIG’s ability to present itself as a full service broker-dealer for its clients.

BTIG’s Investment Banking Department engages in a variety of capital raising efforts with public and private companies. Many of those offerings are structured as private placements that rely on Rule 506 exemptions. Since its inception in 2012, the Investment Banking Department has been hired by issuers as a compensated solicitor (each, an “engagement”) for dozens of offerings that relied or are relying on Rule 506 exemptions. Finally, a number of those engagements are ongoing, and at different stages in the pre-offering and offering process. Based on the nature of BTIG’s business, BTIG’s discussions with its clients, and BTIG’s current knowledge and understanding of the active offerings, those ongoing engagements will rely on Rule 506 exemptions.

Of the 27 offerings that BTIG’s Investment Banking Department completed since its inception in 2012—all of which relied on Rule 506—eight were completed between 2012–2019. 19 of those offerings were completed in 2020–2021. We expect the Investment Banking Department to continue its trajectory of increasing engagements as a compensated solicitor for offerings relying on Rule 506 exemptions, and to serve in that capacity in even more offerings over the next five years.

[7]

The employees in BTIG’s equity trading and sales group involved with the single customer whose sale orders resulted in the Alleged Misconduct have all gone through, received, and/or participated in the remedial steps and efforts that BTIG discusses in this section.

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BTIG’s Capital Introduction Department would also be negatively impacted by a Regulation D disqualification, because it regularly serves as a compensated solicitor (by serving as a paid placement agent) for offerings that rely on Rule 506 exemptions on behalf of private investment fund clients. From 2018–2021, the Capital Introduction Department was hired as a compensated solicitor for 48 such private placement transactions that relied upon or are continuing to rely on Rule 506 exemptions. This Department currently serves as a compensated solicitor for 15 offerings that are expected to rely on Rule 506 exemptions. Most, if not all, of the clients of this department conduct ongoing private placement offerings and thus their reliance on Rule 506 exemptions is also ongoing.

BTIG also has a department separate from the Investment Banking Department and Capital Introduction Department that provides placement agent services in which it serves as a compensated solicitor in offerings relying on Rule 506 exemptions for private investment fund clients and similar entities. Since 2006, that department has served as a compensated solicitor for 18 offerings that relied or are continuing to rely on Rule 506 exemptions. Of those 18 total offerings, nine have been completed and nine are still active. Like the Capital Introduction Department’s clients, many of this department’s clients also conduct ongoing offerings continually relying on Rule 506 exemptions.

The current BTIG clients who are actively involved in private placement offerings in which BTIG is serving as a compensated solicitor that are expected to rely on Rule 506 exemptions would likely be required to delay, modify, or abandon their offerings. As examples, they may have to restructure their offering to avoid relying on Rule 506’s exemptions, or may have to find another firm to take over BTIG’s role as a compensated solicitor, potentially delaying or otherwise impacting the offering. Of the ongoing offerings that are expected to rely on Rule 506 exemptions for which BTIG is serving as a compensated solicitor, to the best of BTIG’s knowledge, BTIG is the sole placement agent for at least 36 of those offerings, for which the burden of disqualification would be disproportionate and unduly severe.

Given the limited scope, duration, and nature of the Alleged Misconduct described in the Complaint, and its lack of relationship to BTIG’s work as a compensated solicitor for offerings relying on Rule 506 exemptions8, BTIG believes that the adverse collateral consequences of disqualification on its business and its clients would be disproportionate and unduly severe. For these reasons, disqualifying BTIG from relying on the exemptions to Regulation D is not necessary or appropriate.

[8]

Regulation SHO and the order marking and locate requirements thereunder are inapplicable to BTIG’s Investment Banking department, Capital Introduction department, and Placement Agent activities, as none of those departments or their activities concern short sales of equity securities or marking of customer sale orders.

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IV.	Request for Waiver

For the foregoing reasons, BTIG respectfully submits that any disqualification from reliance on the offering exemptions under Regulation D effectuated by the Final Judgment is not necessary under the circumstances and that BTIG has shown that good cause exists for the relief requested. Accordingly, BTIG respectfully requests that the Commission or the Division waive any disqualification under Regulation D to the extent applicable as a result of the entry of the Final Judgment.

Respectfully submitted,

Howard Schiffman

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EXHIBIT B-1

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, U.S. Bancorp Asset Management, Inc. hereby states that pursuant to his position as Chief Executive Officer and President, the undersigned, Eric J. Thole, is authorized to file this Application in its name and on its behalf.

U.S. BANCORP ASSET MANAGEMENT, INC.

By:	/s/ Eric J. Thole
Name:	Eric J. Thole
Title:	Chief Executive Officer and President

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EXHIBIT B-2

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, U.S. Bancorp Investments, Inc. hereby states that pursuant to his position as President and Chief Executive Officer, the undersigned, James Whang, is authorized to file this Application in its name and on its behalf.

U.S. BANCORP INVESTMENTS, INC.

By:	/s/ James Whang
Name:	James Whang
Title:	President and Chief Executive Officer

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EXHIBIT B-3

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, BTIG, LLC hereby states that pursuant to his position as Chief Executive Officer, the undersigned, Anton LeRoy, is authorized to file this Application in its name and on its behalf.

BTIG, LLC

By:	/s/ Anton LeRoy
Name:	Anton LeRoy
Title:	Chief Executive Officer

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EXHIBIT B-4

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, U.S. Bancorp hereby states that pursuant to his position as Vice Chair, Head of Wealth, Corporate, Commercial and Institutional Banking, the undersigned, Stephen L. Philipson, is authorized to file this Application in its name and on its behalf.

U.S. BANCORP

By:	/s/ Stephen L. Philipson
Name:	Stephen L. Philipson
Title:	Vice Chair, Head of Wealth, Corporate,
Commercial and Institutional Banking

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Appendix A

Part 1

First American Funds Trust, comprised of the following series:

•	Government Obligations Fund

•	Institutional Prime Obligations Fund

•	Retail Prime Obligations Fund

•	Retail Tax Free Obligations Fund

•	Treasury Obligations Fund

•	U.S. Treasury Money Market Fund

PFM Multi-Manager Series Trust, comprised of the following series:

•	First American Multi-Manager Domestic Equity Fund

•	First American Multi-Manager Fixed-Income Fund

•	First American Multi-Manager International Equity Fund

Part 2

PFM Multi-Manager Series Trust, comprised of the following series:

•	First American Multi-Manager Domestic Equity Fund

•	First American Multi-Manager Fixed-Income Fund

•	First American Multi-Manager International Equity Fund

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